FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 24 June 2004

Dr Brian Clark to stand down as a National Director

The Board of National Australia Bank today announced that Dr Brian Clark will stand down as a non-executive Director in August because of extended commitments with Vodafone in Asia.

Dr Clark was Chief Executive of Vodafone Pacific and located in Sydney when he joined the National Australia Bank Board in October 2001.  During 2003, Brian was appointed Chief Executive of Vodafone Asia Pacific and relocated from Sydney to Tokyo.  Last night, Vodafone announced that he would become President and Chief Executive of Vodafone Holdings K.K. and Vodafone K.K. in Tokyo.

The National’s Chairman, Mr Graham Kraehe, paid tribute to Dr Clark’s valuable contribution to the Board over the last two and a half years.

“I and my fellow Directors are sad to see Dr Clark leave the Board but we realise that his new appointment with Vodafone will extend the time he must spend in Tokyo and make it difficult for him to make the necessary time commitment to the National,” Mr Kraehe said.  “Brian will attend the August meeting of the Board and formally resign at that time.  His replacement will be considered as part of the Board renewal program currently underway.”

Dr Clark thanked his fellow Directors for their support and wished them well in rebuilding the reputation of the National.

“I have been delighted to be a member of the National Board over the last two and a half years and I am disappointed that I will not have the necessary time available to devote to the National as a result of my extended commitments with Vodafone,” he said.  “I remain committed to the National, its shareholders, its customers and its people.  In spite of recent events, this is a great company.  I am sure John Stewart and his team will restore the reputation of the National.

“Following discussions with Graham Kraehe, we agreed that the best course of action was for me to resign and focus on my Vodafone commitments and allow the National to appoint another Director to replace me.  In particular, I would like to express my strong support for Graham Kraehe and my fellow Directors.”

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date:	24 June 2004	Title:	Company Secretary